May 31, 2006

By EDGAR Transmission and by Courier

Ms. Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Mail Stop 4561

RE:    Artemis International Solutions Corporation

Schedule 13E-3

File No. 5-58881

May 19, 2006

Preliminary Proxy Statement on Schedule 14A

File No. 0-29793

Filed on May 19, 2006

On behalf of Artemis International Solutions Corporation (“Artemis” or the “Company”), we hereby submit Artemis’ responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated May 30, 2006, regarding the above referenced Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

For the convenience of the Staff, each of the Staff’s comments is included herein and is followed by the corresponding response.

Schedule 14A

1.                                       Please update to include the financial statements found in the Form 10-Q for the quarter ended March 31, 2006.

In response to the Staff’s comment, the Company has revised the disclosure on pages 81 to 85, 94 aqnd 95 of the Proxy Statement to add the required financial information and statements.

Background of the Merger, page 16

2.                                       We reissue in part prior comment 12 of our letter dated May 12, 2006. Disclose that during the first three quarters of 2005, during which time you formed the special committee to explore strategic alternatives, the low price of your stock during the quarter was greater than the merger price.

In response to the Staff’s comment, the Company has revised the disclosure on page 19 of the Proxy Statement.

3.                                       Refer to our prior comment 16 of our letter dated May 12, 2006. Are we correct in understanding that the alternatives to the sale of the company considered by the Board were “raising capital via either a PIPE or secondary offering” as discussed in the last sentence of the penultimate paragraph on page 2?  Please confirm these were the only two alternatives considered. Also, as requested in our prior comment, tell us whether the disclosed alternatives were reconsidered as the acquisition prices declined.

In response to the Staff’s comment, the Company has revised the disclosure on page 18 of the Proxy Statement.

Effects of the Merger; Plans Or Proposals For Artemis, page 35

4.                                       Update the beneficial ownership to the latest practicable date.

In response to the Staff’s comment, the Company has revised the disclosure on pages 39 and 67 of the Proxy Statement.

RCN and the Affiliated Stockholders’ Position as to Fairness of the Merge

5.                                       Revise to clearly indicate, if true, that RCN and the Affiliated Stockholders expressly adopt the conclusion and analyses of Cowen. In this regard, disclosure on page 48 indicates that “RCN and the Affiliated Stockholders expressly agree with Cowen’s analysis and conclusions . . . .” (emphasis added)

In response to the Staff’s comment, the Company has revised the disclosure on page 45 of the Proxy Statement.

Advantages and Disadvantages of the Merger, page 40

6.                                       We reissue our prior comment 49 of our letter dated May 12, 2006. Please reconcile the implied premiums in the first bullet on page 49 with your disclosure on page 38.

In response to the Staff’s comment, the Company has revised the disclosure on page 45 of the Proxy Statement to conform the two discussions of implied premiums.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Harvey K. Newkirk at (212) 536-4877.

Sincerely,

By:	/s/ Harvey Newkirk
Harvey Newkirk